SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: November 9, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Reports REOLYSIN® and Chemotherapeutic Agents are
Synergistic Against NSCL Cancer Cell Lines
CALGARY, AB, — November 9, 2006 – Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that Dr. Shizuko Sei of SAIC-Frederick, Inc., prime contractor to the National Cancer Institute at Frederick (NCI-F) in the United States presented a poster at the 18th EORTC-NCI-AACR symposium on Molecular Targets and Cancer Therapeutics today. The meeting is being held from November 7-10, 2006 in Prague, Czech Republic.
The poster, entitled “Synergistic Antitumor Activity of Oncolytic Reovirus and Chemotherapeutic Agents against Non-small Cell Lung Cancer (NSCLC)” covers preclinical work conducted with collaborators Dr. Joseph E. Tomaszewski of the NCI and Dr. Matt Coffey of Oncolytics Biotech Inc. under a Clinical Trials Agreement between Oncolytics and NCI.
The research focused on work conducted by the NCI with reovirus in combination with a number of common chemotherapeutic agents. In general, the combination of reovirus with cisplatin, gemcitabine, mitomycin or vinblastine was synergistic against NSCLC cell lines sensitive to anti-cancer drugs. Of particular interest to the researchers, the combination of reovirus and paclitaxel was uniformly synergistic in all six cell lines examined, including in those with high-level resistance to paclitaxel or reovirus. The data suggest that the combination of reovirus and paclitaxel may help in promoting cell-death signaling, resulting in a more efficient and synergistic anti-cancer effect against these cell lines than using each agent on its own.
“Data from the NCI and other investigators examining various co-therapies with REOLYSIN® is providing Oncolytics with the rationale for its planned combination clinical trial program,” said Dr. Brad Thompson, President and CEO of Oncolytics. “This research suggests that REOLYSIN® can be combined with many existing therapies that are currently broadly used in the treatment of cancer patients.”
The poster will be available on the Oncolytics website following the presentation.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase I/II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this symposium with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, accuracy of interpretation of data, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Damian McIntosh
210, 1167 Kensington Cr NW	20 Toronto Street	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.266.2453	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	dmcintosh@investorrelationsgroup.com